Exhibit 4.8

SUPPLEMENTAL MARKETING AGREEMENT AND WAIVER BY AND AMONG GENERAL MILLS,
INC., DIAGEO ATLANTIC HOLDING B.V. AND DIAGEO PLC
(the “AGREEMENT”)

     WHEREAS, Diageo plc and certain of its subsidiaries (“Parent”) own 79,000,000 shares of Common Stock, par value $0.10 per share (including the related preferred share purchase rights, the “Common Stock”), of General Mills, Inc. (the “Company”),

     WHEREAS, Parent and the Company wish to facilitate an orderly disposition of up to 49,907,680 shares of Common Stock owned by Parent,

     WHEREAS, the Company or a third party may issue equity-linked securities in connection with and to facilitate the distribution of Common Stock contemplated herein,

     WHEREAS, the Company, Gramet Holdings Corp. and Parent have entered into a Stockholders Agreement dated as of October 31, 2001 (the “Stockholders Agreement”) setting forth certain terms and conditions concerning, among other things, Parent’s disposition of the Common Stock owned by it, and

     WHEREAS, Diageo Atlantic Holding B.V. holds the shares of Common Stock originally held by Gramet Holdings Corp. subject to the provisions of the Stockholders Agreement,

     NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Each party covenants and agrees that it will work in good faith toward the implementation of a Marketed Structured Transaction in accordance with this Agreement and, except as set forth herein, the Stockholders Agreement; provided, that this covenant shall expire on the first anniversary of the date on which the Universal Shelf is declared effective under the Securities Act. Further, if any shares of Common Stock are sold in accordance with this Agreement, Parent shall receive all benefits of Section 5.4 and Section 5.6 of the Stockholders Agreement as if they applied to such sale, except as set forth herein. Except as set forth in paragraph 2 below, nothing contained in this Agreement shall relieve the Company of any of its obligations under Article V of the Stockholders Agreement or otherwise affect or limit Parent’s ability to sell its shares of Common Stock (otherwise than pursuant to the Universal Shelf) in accordance with any provision of the Stockholders Agreement. For the avoidance of doubt, any sale of Common Stock in accordance with the terms of this Agreement will not be deemed to have been made pursuant to a Demand Request and, accordingly, Section 5.7 of the Stockholders Agreement will not apply to any such sale.

     2. The Company agrees to file the Universal Shelf as soon as is practicable after the execution of this Agreement. The inclusion in the Universal Shelf of 49,907,680 shares of Common Stock owned by Parent on the terms set forth in this Agreement shall be in lieu of any piggy-back registration rights with respect to the Universal Shelf that Parent or the Shareholder Group might otherwise have had pursuant to Section 5.2 of the Stockholders Agreement, and Parent hereby waives on behalf of itself and the Shareholder Group any such piggy-back registration rights with respect to the Universal Shelf. Except as set forth herein, no party to this Agreement shall be under any obligation at any time to sell securities under the Universal Shelf.

     3. Parent hereby agrees not to sell any shares of Common Stock under the Universal Shelf except (a) in a Marketed Structured Transaction or a Bought Transaction or (b) with the express written consent of the Company in its sole discretion. Until Parent has sold 49,907,680 shares of Common Stock (not including shares of Common Stock transferred to Parent’s pension fund), the Company agrees not to sell or participate in the sale of any equity securities (as defined in Section 3(a)(11) of the Securities Exchange Act of 1934, as amended) of the Company under the Universal Shelf (except in a Marketed Structured Transaction or otherwise in accordance with the terms of this Agreement) without the prior written consent of Parent in its sole discretion.

     4. The Company agrees that, prior to the launch of a Marketed Structured Transaction (i.e., the commencement of any road show in connection with a Marketed Structured Transaction and/or the public announcement of a specific Marketed Structured Transaction), Parent may, in its sole discretion, elect to sell Common Stock under the Universal Shelf by means of a Bought Transaction. Before the consummation of any Bought Transaction, the Company and/or one or more financial institutions selected by the Company shall have the right to match the price offered to Parent in connection with such transaction. If the Company and/or the financial institution(s) selected by the Company match such price, Parent agrees to sell to the Company and/or such financial institution(s), and the Company agrees to purchase and/or to cause such financial institution(s) to purchase from Parent, the number of shares of Common Stock to be sold in such transaction at such price. If the Company and/or the financial institution(s) selected by the Company do not match such price and such a transaction is consummated, the Company agrees that it will not sell any equity securities (as defined in Section 3(a)(11) of the Securities Exchange Act of 1934, as amended) of the Company until 60 days after the date such transaction is consummated; provided, however, that if such transaction is not a Structured Transaction, the Company may at any time sell or agree to sell shares of Common Stock that it has purchased or will purchase from an unaffiliated seller in compliance with applicable law to a third party that has issued or will issue equity-linked securities exchangeable into such shares. For purposes of the foregoing proviso, the purchaser or purchasers of shares in a Bought Transaction shall be included within the term “unaffiliated seller” as long as any shares purchased by the Company from such purchaser or purchasers are purchased in compliance with applicable law.

     In connection with any Bought Transaction, the Company will use its reasonable best efforts to make management and documents promptly available to facilitate an appropriate due diligence investigation and will otherwise use its reasonable best efforts to facilitate the consummation of such transaction.

     5. In connection with any Marketed Structured Transaction or other sale of shares of Common Stock owned by Parent as permitted by this Agreement, Parent shall have the sole right to determine (with the objective of maximizing total net proceeds to Parent):

     (a) the amount and allocation of any fees;

     (b) the timing of any such sale;

     (c) the amount of Common Stock to be sold, in the case of a Marketed Structured Transaction within the parameters set forth in the definition of Structured Transaction;

     (d) the allocation of Common Stock to institutional purchasers;

     (e) the sale price;

     (f) the material pricing terms (within a range to be mutually agreed by Parent and the Company as determined based on the recommendations of the financial advisors to Parent and the Company), including the coupon and premium, of any equity-linked securities sold by the Company or a third party in connection with a Marketed Structured Transaction; and

     (g) the length and mechanics of any road show or other marketing activities relating to a Marketed Structured Transaction based upon the advice of the underwriter or underwriters.

     6. In exercising its sole discretion under paragraph 5, Parent will consider the Company’s objective to broaden the distribution of the Common Stock (as required by Section 4.1(a)(i) of the Stockholders Agreement) and, with respect to clause (f) of paragraph 5, Parent shall consult with the Company prior to exercising such discretion and consider in good faith the Company’s preferences as to the material pricing terms, including the coupon and premium, of any equity-linked securities sold in a Marketed Structured Transaction. Parent agrees that the Company may participate in discussions with the investment bank or banks leading the marketing of any Marketed Structured Transaction relating to the matters set forth in paragraph 5. In addition, in connection with any road show or other marketing activities relating to a Marketed Structured Transaction, the Company will only be required to provide reasonable assistance to the underwriters, including by making reasonably available its employees and personnel and by participating reasonably in road shows. Notwithstanding the provisions of clause (b)

of paragraph 5, prior to the time at which Parent and the Company enter into an underwriting agreement or other purchase agreement relating to any sale of Common Stock under the Universal Shelf, the Company shall have the right to delay any sale contemplated hereby (including during normal blackout periods) for reasonable periods of time (not to exceed 60 calendar days) to the extent the Company determines that such delay is necessary in order to ensure disclosure of material information in connection with such sale.

     7. Expenses associated with any sale of Common Stock by Parent pursuant to clause (a) of the definition of Structured Transaction will be allocated between the parties in the same manner as set forth in Section 5.5 of the Stockholders Agreement. Parent will not be required to pay underwriting fees and expenses in connection with a Bought Transaction in accordance with paragraph 4 hereof to the extent such fees and expenses are already reflected in the net price paid in such block trade.

     8. Each party hereto shall use its reasonable best efforts to cause all Persons acting as lead or co-lead underwriters in connection with the distribution of Common Stock or equity-linked securities in a Marketed Structured Transaction to work together to ensure an orderly market with full sharing of information between the lead and co-lead underwriters and concurrent completion of the offerings with a view to maximizing the aggregate net proceeds to Parent from such Marketed Structured Transaction.

     9. The purchaser or purchasers in a Marketed Structured Transaction or a Bought Transaction shall be entitled to use the Universal Shelf in connection with the resale in a public offering of the shares of Common Stock purchased in such Marketed Structured Transaction or Bought Transaction until the earlier of (a) 60 days following such purchase of such shares of Common Stock by such purchaser or purchasers and (b) completion of the distribution of such shares of Common Stock by such purchaser or purchasers. The Company agrees that Parent will be deemed to have satisfied its obligations under Section 4.1(a)(i) of the Stockholders Agreement with respect to any Bought Transaction if the underwriting agreement with any such purchaser or purchasers in connection with such Bought Transaction contains the covenants set forth in Exhibit A hereto. Parent agrees to use commercially reasonable efforts to ensure that the notice set forth in paragraph (a) of Exhibit A is given.

     10. Upon execution of underwriting agreements in connection with a Structured Transaction or if the Company exercises the option to match the price offered to Parent in accordance with paragraph 4 hereof, the parties agree to execute a purchase and sale agreement in the form of Exhibit B hereto in order to effect the sale by Parent to the Company of that portion of Common Stock contemplated to be sold as described under clause (b) of the definition of Structured Transaction or of the number of shares of Common Stock to be sold by Parent to the Company as a result of the exercise of such option, as the case may be. If the financial institution(s) selected by the Company exercise the option to match the price offered to Parent in accordance with paragraph 4 hereof, Parent agrees to execute, and the Company agrees to cause such financial institution(s) to execute, the pre-agreed underwriting agreement sent to bidders in connection with the proposed Bought Transaction with respect to the shares of Common Stock to be purchased from Parent by such financial institution(s).

     11. Any sale of Common Stock by Parent in accordance with this Agreement will be on terms consistent in all material respects with the existing disclosure in its Schedule 13D, as amended, filed with the SEC.

     12. On and after the first anniversary of the date on which the Universal Shelf is declared effective under the Securities Act, the Company shall have the right, in its sole discretion, to deregister the shares of Common Stock owned by Parent from the Universal Shelf; provided, however, that this right shall be conditioned on the Company’s agreement as described in paragraph 3 hereof not to sell any equity securities (as defined in Section 3(a)(11) of the Securities Exchange Act of 1934, as amended) of the Company under the Universal Shelf until Parent has sold 49,907,680 shares of Common Stock (not including shares of Common Stock transferred to Parent’s pension fund). The Company will deregister the shares of Common Stock owned by Parent from the Universal Shelf at any time at Parent’s request.

     13. Diageo Atlantic Holding B.V. may assign this Agreement and any of its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent to which it transfers the shares of Common Stock it owns in accordance with the terms of the Stockholders Agreement.

     14. Certain Definitions. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Stockholders Agreement. In addition, the following terms shall have the meanings ascribed to them below:

          “Bought Transaction” shall mean a transaction, which may or may not be a Structured Transaction, that is effected by means of a block trade to a nationally recognized investment banking firm or syndicate of nationally recognized investment banking firms identified by Parent and reasonably acceptable to the Company, for resale in a public offering, of 49,907,680 shares of Common Stock beneficially owned by Parent (or such lesser number as may be mutually agreed by Parent and the Company in their sole discretion or, if such transaction is a Structured Transaction, of such number of shares of Common Stock sold by Parent as described in clause (a) of the definition of “Structured Transaction”).

          “Marketed Structured Transaction” shall mean a Structured Transaction that is marketed by a nationally recognized investment banking firm or syndicate of nationally recognized investment banking firms selected by Parent and reasonably acceptable to the Company (provided that the Company shall have the right to select a joint lead bookrunner reasonably acceptable to Parent) and that is priced and sold following a marketing period, which may include a road show, as set forth in paragraph 5 above.

          “Structured Transaction” shall mean a transaction structured to facilitate the distribution of 49,907,680 shares of Common Stock beneficially owned by Parent (or such lesser number as may be mutually agreed by Parent and the Company in their sole discretion), at the best available price, in which (a) a portion of such Common Stock, as determined by Parent (subject to the proviso below), is sold directly by Parent, and (b) contemporaneously therewith, equity-linked securities are sold by the Company or a third party in connection with the sale by Parent to the Company of shares of Common Stock not being sold by Parent as described under (a) above at a per share price equal to the per share net proceeds to be received by Parent in the sale described under (a) above; provided, however, that the number of shares of Common Stock to be sold by Parent to the Company under this clause (b) is a number of shares of Common Stock with an aggregate value (calculated at the per share price of such sale) of no less than $500 million and no more than $750 million.

           “Universal Shelf” shall mean a universal shelf registration statement filed in accordance with this Agreement by the Company registering the Company’s equity, debt and other securities, including 49,907,680 shares of Common Stock owned by Parent, for distribution in accordance with this Agreement from time to time pursuant to Rule 415 under the Securities Act.

     IN WITNESS HEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of June 23, 2004.

GENERAL MILLS, INC.
By:	/s/ STEPHEN W. SANGER
	Name:	Stephen W. Sanger
	Title:	Chairman of the Board and Chief Executive Officer

DIAGEO PLC
By:	/s/ N.C. ROSE
	Name:	N.C. Rose
	Title:	Chief Financial Officer

DIAGEO ATLANTIC HOLDING B.V.
By:	/s/ M.C.T.M. GERICHHAUSEN
	Name:	M.C.T.M. Gerichhausen
	Title:	Director

DIAGEO ATLANTIC HOLDING B.V.
By:	/s/ K.J. McGUIRE
	Name:	K.J. McGuire
	Title:	Director

Exhibit A

UNDERWRITING AGREEMENT COVENANTS

(a)	The Purchaser[s] will notify the Company when the distribution of the Securities by the Purchaser[s] has been completed.

(b)	The distribution of the Securities by the Purchaser[s] will be conducted in a manner designed to result in a wide distribution of the Securities. Without limiting the foregoing, [each of] the Purchaser[s] will use its reasonable efforts to prevent any purchase of shares in the offering of the Securities by it by any Person or group that would, upon such purchase, beneficially own Voting Securities representing more than 5% of the Voting Power, except that in the case of a purchase by a Person specified in Rule 13d-1(b)(1)(ii) promulgated under the Exchange Act that would be eligible based on such Person’s status and passive intent with respect to the ownership, holding and voting of such Voting Securities to report such Person’s ownership of Voting Securities on Schedule 13G (assuming such Person owned a sufficient number of such Voting Securities to require such filing), [each of] the Purchaser[s] will use its reasonable efforts to prevent any purchase of shares in the offering of the Securities by it by any such Person that would, upon such purchase, beneficially own Voting Securities representing 10% or more of the Voting Power.

Exhibit B

PURCHASE AND SALE AGREEMENT

          General Mills, Inc. (the “Company”), a Delaware corporation, Diageo plc (“Diageo”), a public limited company organized under the laws of England and Wales, and [Diageo Entity] (the “Selling Stockholder”), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Diageo, hereby agree as follows in relation to the proposed transfer of a certain portion of the shares of common stock, par value $0.10 per share (including the related preferred share purchase rights, the “Common Stock”) of the Company held by the Selling Stockholder as contemplated pursuant to the Supplemental Marketing Agreement and Waiver, dated [•], 2004, among the Company, Diageo and Diageo Atlantic Holding B.V.:

1.	Purchase and Sale. The Selling Stockholder hereby agrees to sell [•] shares of Common Stock (the “Securities”) to the Company and the Company hereby agrees to purchase the Securities from the Selling Stockholder at a purchase price per share of $[•] (the “Transaction”).

2.	Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 5, the closing of the Transaction shall occur on the date of the closing of the transactions contemplated pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated as of [•], 2004, among the Company, [Diageo entity] and [names of Representatives].

3.	Representations and Warranties of Diageo and the Selling Stockholder. Diageo and the Selling Stockholder represent and warrant to the Company as of the date hereof and as of the date of the Closing that:

(i)	this Agreement has been duly authorized, executed and delivered by the Selling Stockholder;

(ii)	the Selling Stockholder has, and on the date of the Closing will have, valid ownership of, or a valid “security entitlement” within the meaning of Section 102(17) of the New York Uniform Commercial Code (the “UCC”) in respect of, the Securities in each case free of all security interests, claims, liens, equities, encumbrances and other “adverse claims” (within the meaning of Section 8-102(1) of the UCC) and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and to sell, transfer and deliver the Securities or a security entitlement in respect of the Securities;

(iii)	upon delivery of the Securities to the Company in accordance with UCC Section 8-301(b), the Company shall become the owner of the Securities, and upon such delivery and payment for the Securities (assuming that the Company has not theretofore received notice of any adverse claim to the Securities), the Company shall be a “protected purchaser” of such Securities within the meaning of Section 8-303 of the UCC and shall have acquired ownership of the Securities free of any adverse claim;

(iv)	neither the execution and delivery of this Agreement nor the offer and sale of the Securities will conflict with, result in a breach or violation of (A) the Memorandum and Articles of Association or charter or by-laws, as applicable, of the Selling Stockholder or any of its Material Subsidiaries (being, for the purposes of this Agreement, the significant subsidiaries of the Company or the Selling Stockholder, as applicable, as defined by Rule 1-02 of Regulation S-X), (B) the terms of any material indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Selling Stockholder or any such subsidiary is a party or bound or to which its or their property is subject or (C) any statute, law, rule, regulation, judgment, order or decree applicable to the Selling Stockholder or any such subsidiary of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Selling Stockholder or its subsidiaries or any of its or their properties (except where such conflicts, breaches or violations of or defaults under agreements or instruments or violations of status or regulations or imposition of liens or encumbrances, individually or in the aggregate, would not have an effect on the prospective rights of the Company as set forth under paragraph (iii) above); and

(v)	no consent, approval, authorization, filing with or order of any court or governmental agency or body is required to be obtained by the Selling Stockholder in connection with the transactions contemplated herein, except such as have been obtained.

4.	Representations and Warranties of the Company. (a) The Company represents and warrants to Diageo and the Selling Stockholder as of the date hereof and as of the date of the Closing that:

(i)	this Agreement has been duly authorized, executed and delivered by the Company;

(ii)	neither the execution and delivery of this Agreement nor the offer and sale of the Securities will conflict with, result in a breach or violation of (A) the charter or by-laws of the Company or any Material Subsidiary, (B) the terms of any material indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any such subsidiary is a party or bound or to which its or their property is subject, or (C) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any such subsidiary of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or its subsidiaries or any of its or their properties;

(iii)	the Company has not received any notice of adverse claim to the Securities; and

(iv)	no consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained; and

     (b) The Company further represents and warrants to Diageo and the Selling Stockholder that, as of the date hereof, the Company has, or has unrestricted access to, and, on the date of the Closing, will have, sufficient funds to purchase the Securities on the terms and conditions contemplated by this Agreement and to consummate the transactions contemplated hereby.

5.	Conditions. The obligations of the Company to purchase the Securities at Closing shall be conditioned upon:

(i)	the Company not having received notice of any adverse claim to the Securities prior thereto; and

(ii)	the issuance by [Issuer] of a security mandatorily convertible into [•] shares of Common Stock.

6.	Indemnification. (a) The Company agrees to indemnify and hold harmless Diageo and its affiliates against any losses, claims, damages, demands or liabilities to which they may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of the subsequent sale or transfer by the Company of the Securities purchased hereunder or any transactions entered into by the Company in connection with such subsequent sale or transfer, and it hereby agrees to reimburse periodically Diageo and its affiliates for any legal or other out-of-pocket expenses reasonably incurred by then in connection with investigating or defending any such actions or claims.

     (b) Promptly after receipt by Diageo or its affiliates of written notice of the commencement of any action or proceeding for which indemnification under Section 6(a) may be requested, Diageo will notify the Company in writing of the commencement thereof; but the failure so to notify the Company will not relieve it from liability under this Section 6 unless the Company was materially prejudiced by such failure of Diageo to give such notice, and will not, in any event, relieve the Company from any obligations to Diageo other than such indemnification obligation. The Company shall be entitled to appoint counsel of its choice at its expense to represent Diageo in any action for which indemnification is sought (in which case the Company shall not thereafter be responsible for the fees and expenses of any separate counsel retained by Diageo except as set forth below); provided, however, that such counsel shall be satisfactory to Diageo. Notwithstanding the Company’s election to appoint counsel to represent Diageo in an action, Diageo shall have the right to employ separate counsel (including local counsel), and the Company shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Company to represent Diageo would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both Diageo and the Company and Diageo shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to the Company, (iii) representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, (iv) the Company shall not have employed counsel satisfactory to Diageo to represent Diageo within a reasonable time after notice of the institution of such action or (v) the Company shall authorize Diageo to employ separate counsel at the expense of the Company. If the Company fails to take reasonable steps necessary to defend diligently the action or proceeding within 20 days after receiving notice from Diageo that Diageo believes it has failed to do so, Diageo shall have the right to assume or continue its own defense and the Company shall be liable for any expenses therefore. If the Company is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for Diageo with respect to such claim. The Company will not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. The Company will not, without the prior written consent of Diageo, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not Diageo is an actual or potential party to such claim or action) unless such settlement, compromise or consent includes an unconditional release of Diageo from all liability arising out of such claim, action, suit or proceeding, does not subject Diageo to any material injunctive relief or other material equitable remedy and does not include a statement or admission of fault, culpability or a failure to act, by or on behalf of Diageo.

     (c) The Company and Diageo agree that if, for any reason, the indemnification provisions contemplated by this Section 6 are unavailable to or are insufficient to hold harmless an indemnified party in respect of any claims referred to herein, then the Company shall contribute to the amount paid or payable by such indemnified party as a result of such claims in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and the indemnified party, on the other hand, with respect to the subsequent sale or transfer of the Securities purchased hereunder or related transaction giving rise to such claim. The relative fault of the Company and the indemnified party shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such claim. If, however, the allocation in the second preceding sentence is not permitted by applicable law, then the Company shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults, but also the relative benefits of the Company and the indemnified party, as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 6(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 6(c). The amount paid or payable by an indemnified party as a result of the claims referred to above shall be deemed to include (subject to the limitations set forth in Section 6(b) hereof) any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim.

7.	Governing law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

8.	Counterparts. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement.

9.	Effectiveness. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

     If the foregoing is in accordance with your understanding, please confirm your acceptance of the foregoing by signing and returning the enclosed copy of this Agreement.

Dated: [•], 2004
Very truly yours,

DIAGEO PLC

Name:
Title:

[DIAGEO ENTITY]

Name:
Title:

Accepted as of the date hereof

GENERAL MILLS, INC.

Name:
Title: